

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Hong Yang
President, Chief Executive Officer
Zenitech Corporation
1000 N. West Street, Suite 1200
Wilmington, DE 19801

> **Re:** **Zenitech Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 4, 2010**
> **File No. 333-169494**

Dear Ms. Yang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. We believe that there are several items that you should address or enhance in your prospectus disclosure to better support your position that you do have operations and are not a blank check company. Please revise to respond to the following:

- In the discussion of your business, you should describe the material terms of the license agreement you have with Mr. Guang Wei Qu, including that Mr. Qu owns the patent and licenses it to you under this agreement. Also describe the scope and duration of the license and fees payable under the license.

- Please clarify throughout the filing that you do not own the patent. We note disclosures throughout the filing that a patent 'has been granted' for the floral sleeve (pages 2 and

20), that you "are expecting a patent application approval" (page 17) and that you may
apply for "additional" patents (page 17), all suggesting that you own the existing patent.

- Your third risk factor entitled "We may be unable to protect our proprietary and
  technology rights . . ." on page 5 states that you rely on a combination of rights and
  contractual provisions to protect your rights. Please clarify what these rights and
  contractual provisions are in an appropriate place in your prospectus. Based on existing
  disclosure it appears that your only proprietary rights are under the license agreement
  with Mr. Qu.

- Revise the fifth risk factor heading "We have limited business insurance coverage . . . "
  on page 5 to be consistent with the risk factor disclosure that follows, stating that you
  have no business insurance coverage.

- Disclosure on page 17 states that you intent to contract with An Hui Jia Lian Plastic
  Packaging Factory. Please clarify whether this is for a further contract in addition to the
  one you have filed as Exhibit 10.8 and if so, what additional services this contract would
  cover. Please also clarify what services the existing contract covers, and describe the
  material terms of the contract.

- Elaborate on the company's history in the Business section. We note, from your MD&A,
  that you have generated revenue in connection with research and information you
  provided to a client regarding new compostable materials, but that you no longer provide
  research services. Please briefly discuss these services and your shift in focus away from
  research services and toward the production of the floral sleeve in this section.

Financial Summary Information, page 3

2. We have read your response to comment three from our letter dated October 15, 2010.
   We note your revised disclosure under "Our Business." Please include a similar
   disclosure under "Financial Summary Information" as well.

Risk Factors, page 4

3. In your risk entitled "We will need a significant amount of capital . . ." on page 6, or in
   another appropriately captioned risk factor, please discuss the risk that the company may
   face competition for investors from the selling shareholders named in this prospectus, and
   that resales by selling shareholders will not provide the company with any capital.

Available Information, page 21

4. We note the revised disclosure in the third paragraph. It is unclear what Zenitech intends
   to do "Although we are not required to." We assume you mean that you will make these
   materials available on your website, but please revise the disclosure to make this more

clear.

MD&A, page 22

5. In the discussion of your results of operations, please clarify what the "management services" were and to whom you paid the $79,613 for such services. We note that you did not pay your sole officer and director any salary for this period. If this amount reflects the consulting services for which you issued shares and recognized expenses, please make this clear.

Material Change in Results of Operations, page 23

6. Please revise your MD&A for the nine months ended September 30, 2010 to provide a comprehensive discussion of the reasons for changes in your results of operations between the two nine month periods. For example, it is unclear from your disclosures which operating expenses increased during the nine months ended September 30, 2010 compared to September 30, 2009 and the specific reasons why these expenses increased. Similarly, your discussion of material changes in financial condition should also be revised. Your current disclosures do not explain the reasons for your increases in cash and total liabilities. Please refer to Item 303 of Regulation S-K.

Financial Statements

Statements of Operations, page F-3

7. We read your response to comment 27 from our letter dated October 15, 2010. It is unclear why you believe the presentation of earnings per share for the inception-to-date period would be misleading to readers. As previously requested, please revise your statements of operations to include earnings per share information for the period from July 28, 2005 (Inception) to December 31, 2009. Refer to FASB ASC 260-10-50-1.

2 – Summary of Significant Accounting Policies, page F-6

8. We have read your response to comment three from our letter dated October 15, 2010. You indicate that shipping and handling costs for freight expense on goods shipped are included in cost of revenue. Please revise your accounting policy to clarify, if true, that shipping and handling costs that are billed to your customers are included in revenue. Refer to FASB ASC 605-45-45-20.

Financial Statements – September 30, 2010

General

9. Please address the above comments in your interim financial statements, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Lisa Etheredge at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at 202-551-3728 or me at 202-551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Dennis Brovarone, Esq. (by facsimile at 303-466-4826)